REPUBLIC POWER GROUP LTD.

March 14, 2024

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Megan Akst
Chris Dietz
Charli Wilson
Jan Woo

Re:	Republic Power Group Ltd.
Amendment No.10 to Registration Statement on Form F-1
Filed February 1, 2024
File No. 333-266256

Ladies and Gentlemen:

This letter is in response to the letter dated February 21, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Republic Power Group Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An Amendment No. 11 to the Registration Statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Amendment No. 10 to Registration Statement on Form F-1 filed February 1, 2024

Business

Our Business, page 48

1.	We note extensive discussion of AI focused technology in Southeast Asia and your disclosure that you are focused on developing your core technologies in "big data analytics, AI and IoT applications." Please indicate the products incorporating each technology in your pipeline and the stage of development of each technology. With respect to artificial intelligence, please indicate if your algorithms are proprietary or open source, and update you risk factors to reflect the relevant risks.

Response: In response to Staff’s comment, we have updated our disclosure on page 48 of the Amended Registration Statement to list our products incorporating each technology in our pipeline. We have not developed any proprietary bit data analytics or IoT application technologies, instead, we used open-source or third-party technologies of big data analytics, IoT applications in the development of our software products. We also incorporated open-source AI models into our customized software solutions. As of the date of this response letter, we do not have proprietary AI algorithms, but we are in the initial stage of developing our proprietary AI algorithms. We have also updated our risk factors on page 18 of the Amended Registration Statement to reflect the relevant risks relating to the usage of open-source software and the incorporation of AI technologies into our products.

Consolidated Financial Statements

Note 14. Subsequent Events, page F-26

2.	You disclose that subsequent events were evaluated through January 4, 2024, the date the consolidated financial statements were issued. However, we note that the audit opinion is dated January 31, 2024. Please advise or revise.

Response: In response to Staff’s comment, we have updated the evaluation date of the subsequent events to March 14, 2024.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsels, Joan Wu, Esq. and Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2208 and (212) 530-2206, respectively.

Very truly yours,

/s/ Ziyang Long
Name:	Ziyang Long
Title:	Chief Executive Officer

Joan Wu, Esq.

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC